Division of Corporate Finance

Office of Telecommunications

Securities and Exchange Commission

Washington, D.C. 20549

Re:	TRON Group Inc.
Current Report on Form 8-K Filed January 26, 2018 File No. 333-209166

Dear Sirs,

The following are our replies to your comments:

1)	In Section 3.2 of the Agreement and Plan of Share Exchange, filed as Exhibit 10.1, TRON’s authorized shares should be 500 million. It is an error on our part, and we will amend the Agreement accordingly. The 3.3 million shares are not expressed on a reverse stock-split basis, it is a new issuance of shares.

2)	We have identified Dr. Yap as the majority shareholder. See page 3 of 8-K/A.

3)	We have amended the 8-K/A to provide references to the present tense. See pages 4 and 5.

4)	The table of ownership of shares for Talk Focus Sdn Bhd

Before Agreement	Number of Shares	Percentage	After Agreement	Number of Shares	Percentage
Dr. Eric Yap	6,401,500	64.02%	TRON Group Inc	6,401,500	64.02%
Technology Revolution On Net Sdn Bhd	2,391,939	23.91%	Technology Revolution On Net Sdn Bhd	2,391,939	23.91%
Netlink Technologies AG	1,206,556	12.07%	Netlink Technologies AG	1,206,556	12.07%
Ong Tiong Tjuan	1	0.00%	Ong Tiong Tjuan	1	0.00%
Dato’ Ong The Kim	1	0.00%	Dato’ Ong The Kim	1	0.00%
Dato’ Nik Ismail Bin Nik Yusoff	1	0.00%	Dato’ Nik Ismail Bin Nik Yusoff	1	0.00%
Yap Chee Hou	1	0.00%	Yap Chee Hou	1	0.00%
Teh Man Tat	1	0.00%	Teh Man Tat	1	0.00%
	10,000,000	100.00%		10,000,000	100.00%

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No changes to TRON’s shareholders’ percentage holdings, as at May 11, 2017 was the same as before the transaction.

5)	Dr Eric Yap’s Percentage of Control:
	Talk Focus Sdn Bhd	= 64.02%
	TRON Group Inc	= 51.00%

Period of Control
	Talk Focus Sdn Bhd	= 28th Sept 2017 to 26th Jan 2018
	TRON Group Inc	= 12th Oct 2016 to Current

6)	We have amended the 8-K/A. Please see page 4.

7)	We have amended the 8-K/A. Please see page 8.

8)	We have amended the 8-K/A. Please see page 8.

9)	Our revenue stream is mainly from our active company, Talk Focus Sdn Bhd’s mobile telecommunication services. See page 9.

10)	Provided. See page 11.

11)	We have amended the 8-K/A. Please see page 13.

12)	The related parties sales and purchases stated in the Financial Statements for 2015 and 2016 and the interim financial statements 2017 are correct as the trade receivables balances was brought forward from 1.1.2015. We have amended the related parties disclosure in the 8-K/A. Please see exhibit 99.1 page F-18 and exhibit 99.2 page F-15.

13)	We have amended the 8-K/A. Please see page 17 and 18.

You may contact Edwin Yap, Senior Finance Executive at edwin.yap@tron.com.my or Cyrus Teh, Chief Financial Officer at cyrus.teh@tron.com.my if there’s any queries.

Best Regards

/s/ Eric Yap

CEO

TRON Group Inc

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